

December 9, 2014

<u>Via E-Mail</u>
Steve Ferrer, Esq.
Seyfarth Shaw LLP
620 Eighth Avenue
New York, New York 10018-1405

   Re: **Cadista Holdings Inc.**
     Amendment No. 1 to Schedule 14D-9 filed on December 5, 2014
     File No. 005-86651

     Amendment No. 1 to Schedule 13E-3 filed on December 5, 2014
     Filed by Cadista Holdings Inc.
     File No. 005-86651

Dear Mr. Ferrer:

   We have reviewed the amended filings above and response letter and have the following additional comments.

<u>Schedule 13E-3</u>

1. We note your response to prior comments 3 and 4, and we reissue the comments in part. The revised disclosure referencing clauses (iii) through (v) of Instruction 2 to Item 1014 of Regulation 1014 is not responsive to the comments or to the requirements of Item 1014. If the Company's board of directors based its fairness determination on the analysis and discussion of these three factors undertaken by others, then the Company must disclose that it has *expressly adopted such analysis and discussion* as its own. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). If true, please disclose that the Company's board of directors expressly adopted the analysis and discussion of the Purchaser Group found in the Offer to Purchase regarding these three factors.

2. We also reissue prior comments 3 and 4 with respect to clause (vii) of Instruction 2 to Item 1014. The revised disclosure does not indicate that the Company's *board of directors* considered the factor described in clause (vii) in reaching its fairness determination. If the board considered the report of Cassel Salpeter as part of its fairness determination, please revise the disclosure to so indicate. Current disclosure only indicates that the *Committee* considered the Cassel Salpeter report. Alternatively, the board may adopt the discussion and analysis of the Committee.

* * * *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions